UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

ZyVersa Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98987D 102
(CUSIP Number)

Jared Kelly Lowenstein Sandler LLP One Lowenstein Drive Roseland, NJ 07068 (212) 419-5974
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98987D 102	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Daniel J. O’Connor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER	1,558,302*
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,558,302*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,558,302*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%*
14	TYPE OF REPORTING PERSON IN

*As of the date hereof, Daniel J. O’Connor may be deemed to beneficially own an aggregate of 1,558,302 shares of common stock, par value $0.0001 per share (“Common Stock”),of ZyVersa Therapeutics, Inc., a Delaware corporation (the “Issuer”), consisting of (i) 1,377,598 shares of Common Stock issued to Larkspur Health LLC (“Larkspur LLC”) in connection with the Business Combination (as defined in Item 3); (ii) warrants to purchase up to 177,204 shares of Common Stock held by Larkspur LLC; (iii) warrants to purchase up to 1,750 shares of Common Stock held directly by Mr. O’Connor; and (iv) Series A Convertible Preferred Stock convertible into 1,750 shares of Common Stock held directly by Mr. O’Connor. Mr. O’Connor serves as the sole manager of Larkspur LLC. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. O’Connor may be deemed to beneficially own 1,558,302 shares of Common Stock, representing 16.8% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof. Mr. O’Connor disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.

The beneficial ownership percentage is based on 9,081,922 shares of Common Stock reported as issued and outstanding in the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on December 13, 2022.

CUSIP No. 98987D 102	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Larkspur Health LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER	1,554,802**
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,554,802*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,554,802*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%*
14	TYPE OF REPORTING PERSON OO

*As of the date hereof, Larkspur Health LLC, a Delaware limited liability company (“Larkspur LLC”) directly owns an aggregate of 1,554,802 shares of common stock, par value $0.0001 per share (“Common Stock”), of ZyVersa Therapeutics, Inc., a Delaware corporation (the “Issuer”), representing 16.8% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof. The shares of Common Stock reported herein consist of (i) 1,377,598 shares of Common Stock issued to Larkspur LLC in connection with the Business Combination (as defined in Item 3) and (ii) warrants to purchase up to 177,204 shares of Common Stock.

The beneficial ownership percentage is based on 9,081,922 shares of Common Stock reported as issued and outstanding in the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on December 13, 2022.

CUSIP No. 98987D 102	SCHEDULE 13D	Page 4 of 7 Pages

ITEM 1. SECURITY AND ISSUER

The securities to which this Schedule 13D (the “Schedule 13D”) relates are shares of common stock, par value $0.0001 per share (the “Common Stock”), of ZyVersa Therapeutics, Inc. (the “Issuer”), whose principal executive offices are located at 2200 N. Commerce Parkway, Suite 208, Weston, Florida 33326.

ITEM 2. IDENTITY AND BACKGROUND

(a), (f) This Schedule 13D is being filed jointly by Larkspur Health LLC, a Delaware limited liability company (“Larkspur LLC”) and Daniel J. O’Connor, a citizen of the United States (collectively, the “Reporting Persons”).

(b) The business address for Mr. O’Connor is 2200 N. Commerce Parkway, Suite 208, Weston, Florida 33326. The business address for Larkspur LLC is 100 Somerset Corporate Blvd., 2nd Floor, Bridgewater, New Jersey 08807.

(c) Mr. O’Connor serves as a director on the board of directors of the Issuer and as the sole manager of Larkspur LLC. Mr. O’Connor exercises voting and dispositive power over all securities of the Issuer held by himself directly and Larkspur LLC.

The principal business of Larkspur LLC is serving as an investor in the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 4, Item 5 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

On December 12, 2022 (the “Closing Date”), the Issuer, the successor to Larkspur Health Acquisition Corp. (“Larkspur Corp.”), completed the business combination (the “Business Combination”) with Larkspur Corp., whereby pursuant to the Business Combination Agreement, dated as of July 20, 2022, as amended, by and among Larkspur Corp., the Issuer and certain other parties thereto (the “Business Combination Agreement”) ZyVersa Therapeutics, Inc. a Florida corporation, Larkspur Corp. became a wholly-owned subsidiary of the Issuer, and the Issuer, having changed its name to ZyVersa Therapeutics, Inc. as the successor to Larkspur Corp., and continued trading on The Nasdaq Global Market under the new ticker symbol ZVSA for the Common Stock, effective December 12, 2022. The securities reported were issued as replacement securities following the Business Combination for securities owned by the Reporting Persons prior to the Business Combination and were originally issued by Larkspur Corp. in connection with its formation and initial public offering.

The summary of the Business Combination Agreement and transactions related thereto is qualified in its entirety by the terms of such document, which is incorporated by reference as Exhibit 2 to this Schedule 13D.

CUSIP No. 98987D 102	SCHEDULE 13D	Page 5 of 7 Pages

ITEM 4. PURPOSE OF TRANSACTION

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 5 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

As of the date hereof, (i) Mr. O’Connor holds a total of 1,558,302 shares of Common Stock or 16.8% of the issued and outstanding shares of Common Stock, and (ii) Larkspur LLC holds a total of 1,554,802 shares of Common Stock, or 16.8% of the issued and outstanding shares of Common Stock.

The beneficial ownership percentage is based on 9,081,922 shares of Common Stock issued and outstanding as of December 12, 2022 based on information provided by the Issuer and other public information.

Other than as described herein, the Reporting Persons currently have no plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a-b)

Mr. O’Connor may be deemed to beneficially own (with sole voting and dispositive power) 1,558,302 shares of Common Stock, which represents approximately 16.8% of the Issuer’s issued and outstanding shares of Common Stock.

Larkspur LLC may be deemed to beneficially own (with sole voting and dispositive power) 1,554,802 shares of Common Stock, which represents approximately 16.8% of the Issuer’s issued and outstanding shares of Common Stock.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 5 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Amended and Restated Registration Rights Agreement

Simultaneously with the execution of the Business Combination Agreement, Larkspur LLC entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”). The Amended and Restated Registration Rights Agreement granted demand, shelf, and piggyback registration rights with respect to Issuer’s Common Stock.

The summary of the Amended and Restated Registration Rights Agreement is qualified in its entirety by the terms of such document, which is incorporated by reference as Exhibit 3 to this Schedule 13D.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and the Reporting Persons.

Letter Agreement

On December 20, 2021, the Reporting Persons and Larkspur Corp. entered into a letter agreement (the “Letter Agreement”). Pursuant to the Letter Agreement, the Reporting Persons agreed not to, during the period commencing from the Closing Date and ending 180 days following the Closing Date,  (a) sell, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

CUSIP No. 98987D 102	SCHEDULE 13D	Page 6 of 7 Pages

ITEM 7. MATERIAL REQUIRED TO BE FILED AS EXHIBITS

The following exhibits are incorporated into this Schedule 13D.

Exhibit 1	Joint Filing Agreement, dated December 22, 2022, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.
Exhibit 2	Business Combination Agreement, dated July 20, 2022 (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K as filed on July 22, 2022, and incorporated herein by reference)
Exhibit 3	Amended and Restated Registration Rights Agreement, dated as of December 12, 2022, by and among the Issuer and each of the purchasers identified on the signature pages thereto (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed on December 13, 2022, and incorporated herein by reference)
Exhibit 4	Letter Agreement, dated December 20, 2021, by and among the Company and its officers, directors, [Larkspur LLC], and the other parties named therein (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed on December 23, 2021 and incorporated herein by reference)

CUSIP No. 98987D 102	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2022	By:	/s/ Daniel J. O’Connor
Daniel J. O’Connor

Larkspur Health LLC

	By:	/s/ Daniel J. O’Connor
	Name:	Daniel J. O’Connor
	Title:	Sole manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: December 22, 2022	By:	/s/ Daniel J. O’Connor
Daniel J. O’Connor

Larkspur Health LLC

	By:	/s/ Daniel J. O’Connor
	Name:	Daniel J. O’Connor
	Title:	Sole manager